UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission file number 001-31240

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEWMONT RETIREMENT SAVINGS PLAN

FOR HOURLY-RATED EMPLOYEES

(Title of Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMONT MINING CORPORATION

(Issuer of Securities)

1700 Lincoln Street

Denver, Colorado 80203

(Principal Executive Office)

Newmont

Retirement Savings Plan for Hourly-Rated Employees

Financial Statements as of December 31, 2003 and 2002 and for the year ended December 31, 2003 and Supplemental Schedule as of December 31, 2003.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Newmont Retirement Savings Plan for Hourly-Rated Employees

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Newmont Retirement Savings Plan for Hourly-Rated Employees (the “Plan”) at December 31, 2003, and December 31, 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Denver, Colorado

June 25, 2004

Newmont

Retirement Savings Plan for Hourly-Rated Employees

Statements of Net Assets Available for Plan Benefits

	As of December 31,
	2003	2002
Assets:
Investments, at fair value	$44,203,263	$33,531,651
Loans to participants	3,821,961	4,164,678

Net assets available for plan benefits	$48,025,224	$37,696,329

The accompanying notes are an integral part of these financial statements.

Newmont

Retirement Savings Plan for Hourly-Rated Employees

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2003
Additions:
Additions to net assets attributed to:
Investment income:
Dividend income, common stock	$44,372
Dividend income, registered investment companies	456,262
Interest income, participant loans	271,688
Net appreciation in the fair value of investments (Notes 2 and 3)	9,347,678

Net investment gain	10,120,000

Contributions:
Employer, net of forfeitures applied (Note 1)	1,347,550
Participant	3,011,369
Rollover	55,238

Total contributions	4,414,157

Total additions	14,534,157

Deductions:
Deductions from net assets attributed to:
Payment of benefits	(4,195,787)
Administrative and other expenses	(9,475)

Total deductions	(4,205,262)

Increase in net assets	10,328,895

Net assets available for plan benefits at beginning of year	37,696,329

Net assets available for plan benefits at end of year	$48,025,224

The accompanying notes are an integral part of these financial statements.

1.	Description of the Plan

The following description of the Newmont Retirement Savings Plan for Hourly-Rated Employees (the “Plan”) (formerly known as Newmont Gold Company-Hourly Retirement Savings Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan was established effective October 1, 1991, by Newmont Mining Corporation (the “Company”) to qualify as a defined contribution, profit sharing plan under Section 401(k) of the Internal Revenue Code, for the benefit of eligible employees of the Company. Effective January 1, 1998, the Plan was amended and restated. The Plan is a collectively bargained, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

Administration

Trustee, record keeping and investment management services are performed by the Vanguard Group, Inc. (“Trustee”).

The Plan is administered by the Administration Committee (the “Committee”), which consists of not less than three nor more than five members appointed by the Company’s Board of Directors. The Committee evaluates the performance of the Trustee, may retain independent advisors and consultants, and selects the investment fund options offered under the Plan. Further, the Committee is responsible for executing the provisions of the Plan and for managing the Plan’s activities.

Eligibility and Contributions

Full-time employees are eligible to participate in the Plan after performing 60 calendar days of service. Part-time employees are eligible to participate in the Plan after one year of service in which they complete 1,000 hours of service as defined by the Plan document. Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis or combination thereof, from 1% to 100% of the Plan eligible compensation to a maximum of $12,000 on a pre-tax basis for the 2003 Plan year.

The Company’s matching contribution for each eligible active participant is limited to 5% of participant’s eligible compensation. Participant’s contributions are matched by the Company in Company common stock. The number of Company shares contributed is based on the market price at the date of contribution. Total matching contributions are limited to $12,000 per participant for 2003.

All employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions beyond the pre-tax limit to “catch-up” retirement savings. The limit for catch-up contributions in the Plan year 2003 was $2,000.

In addition, the maximum contributions and other additions (including all other plans sponsored by the Company) for the plan year of a participant under the Plan may not exceed the lesser of $40,000 or 100% of the eligible compensation paid to the participant by the Company in such plan year. Annual additions are defined as the participant’s contributions, Company’s matching and retirement contributions.

The Plan also allows rollover contributions of part or all of an “eligible rollover distribution” received by a participant from a qualified plan of a previous employer.

Vesting

Participants are fully vested in their contributions, and are vested in employer matching contributions 20% after one year of service, 40% after two years of service, 60% after three years of service and 100% after four years of service. Additionally, participants become fully vested in Company contributions upon death, disability or retirement.

Non-vested balances of employees who terminate are forfeited and shall be used to reduce future contributions due from the Company.

Participant Accounts

Separate accounts are maintained for each participant and are credited with the participant’s contributions, the Company’s contributions and rollover contributions, if any, including the allocations of earnings and losses to these accounts calculated daily based on participant account balances. Participants direct their investments by electing the percentages of their accounts and contributions to be allocated between investment fund alternatives. Participants may make unlimited changes in their future investment allocations or make transfers of existing balances between investment fund alternatives.

Payment of Benefits and Withdrawals

At the time of a participant’s retirement, death or disability, the vested balances in all of his or her accounts will be paid in a lump sum. Upon termination of employment for reasons other than retirement, death or disability, participants are entitled to receive a lump sum payment for the value of the nonforfeitable portion of their account. Such lump sum payments may result in adverse tax consequences for the participant. Participants may also choose to leave their account in the Plan or roll it over into an IRA rollover account or another qualified benefit plan. Participants with vested account balances less than $5,000 are required to roll their account balances into an IRA rollover account, another qualified benefit plan, or receive a lump sum distribution. Participants with account balances of $5,000 or more may choose to leave their account balances in the Plan.

Loans

Loans may be made to participants from their individual plan account, with a minimum loan amount of $1,000 and a maximum amount equal to the lesser of 50% of such participant’s vested balance or $50,000. The interest rate on such loans is determined by the Trustee based on commercial lending rates at the date of the loan, and is fixed over the term of the loan. The repayment period may be up to five years for general loans, or up to 15 years if loan proceeds are used for the purchase of a principal residence.

Plan Termination

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of ERISA. In the event of full termination, termination with respect to a group or class of participants (“partial termination”) or a partial discontinuance of contributions, the unvested portion of Company contributions for participants subject to such full termination, partial termination or partial discontinuance will become fully vested and nonforfeitable.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

Valuation of Investments

All of the Plan’s investments are maintained in mutual funds and Company stock, which are valued using quoted market prices from the respective securities’ principal active exchange.

The net appreciation in the fair value of investments for the period is included in the determination of net investment gain as reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

Trades are recorded on the trade date. Interest is accrued when earned and dividends are accrued when declared.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in a combination of mutual funds and Company stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Payment of Benefits

Payments of benefits are recorded on the accrual basis of accounting.

Plan Expenses

The Company pays administrative expenses on behalf of the Plan through the use of forfeitures and other payments.

Administrative expenses include recordkeeping fees, trustee fees, account maintenance fees, and annual loan fees. Participant loan origination fees are excluded from administrative expenses and are deducted from participant’s accounts.

Reclassifications

Certain amounts in the prior year have been reclassified to conform to the 2003 presentation.

3.	Investments

Plan participants have the following investment options: AIM Constellation Fund, A Shares, Templeton Developing Markets Trust – Class I Shares, Vanguard 500 Index Fund Investor Shares, Vanguard Extended Market Index Fund Investor Shares, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Prime Money Market Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Wellington Fund Investor Shares, Vanguard Windsor II Fund Investor Shares, Vanguard Explorer Fund, Vanguard Small-Cap Index Fund Investor Shares, Vanguard Total International Stock Index Fund and Newmont Mining Stock Fund. All investments are participant directed.

Participants are able to allocate and reallocate account balances among these funds on a daily basis.

The fair value of individual investments that represented 5% or more of the Plan’s net assets as of December 31, were as follows:

	2003		2002
	Shares	Fair Value	Shares	Fair Value
Investment Funds:
AIM Constellation Fund, A Shares	180,428	$3,881,013	166,468	$2,768,367
Vanguard 500 Index Fund Investor Shares	79,711	$8,183,962	73,513	$5,965,608
Vanguard LifeStrategy Moderate Growth Fund	226,363	$3,759,894	205,866	$2,855,365
Vanguard Prime Money Market Fund	7,890,193	$7,890,193	7,503,964	$7,503,964
Newmont Mining Stock Fund	902,055	$11,880,064	1,024,257	$8,071,146

The reconciliation of net appreciation in fair value of the Plan’s net assets as of December 31, 2003 was as follows:

2003
Net realized gain on sale of assets, common stock	$895,519
Net realized gain on sale of registered investment companies	347,970
Unrealized appreciation of assets, common stock	4,154,418
Unrealized appreciation of registered investment companies	3,949,771

$9,347,678

4.	Tax Status of the Plan

The Plan received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan on December 5, 2002. Although the Plan has been amended since receipt of the determination letter, the Plan remains a qualified plan and is not subject to tax. Accordingly, no provision for federal or state income taxes has been recorded.

5.	Related Party Transactions

Certain Plan investments are shares of collective trusts managed by Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for only those investments as defined in the Plan. Also, certain Plan assets are also invested in shares of Company stock. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules as defined by ERISA. Administrative fees for Trustee services amounted to $9,475 for the year ending December 31, 2003.

Plan-related expenses of $93,067 were paid by the Company for the year ended December 31, 2003.

6.	Subsequent Events

Effective June 1, 2004, if more than 50% of any participant’s account balance is invested in the Newmont Mining (NMC) Stock Fund and if the participant is directing any percentage of ongoing contributions to this fund, any new contributions that are directed to the NMC Stock Fund will be automatically redirected to the Vanguard Prime Money Market Fund. On March 1, 2005, if more than 50% of any participant’s account balance is invested in the NMC Stock Fund and if the participant is directing any percentage of their ongoing contributions to the NMC Stock Fund, the portion invested in the NMC Stock Fund that exceeds 50% will be automatically moved to the mix of funds that matches the participant’s ongoing contribution election. Ongoing contributions directed to the NMC Stock Fund will be automatically redirected to Vanguard Prime Money Market Fund.

On July 1, 2004, the Plan Administration Committee will replace two funds, Vanguard U.S. Growth Fund and AIM Constellation Fund-Class A with Vanguard PRIMECAP Fund and Vanguard Capital Opportunity Fund. The two replaced funds will be closed to new investments after 4 p.m. EDT on June 30, 2004. Existing balances may remain in these funds until March 1, 2005. On March 1, 2005, all remaining balances in Vanguard U.S. Growth Fund will automatically move to Vanguard PRIMECAP Fund and all remaining balances in AIM Constellation Fund-Class A will automatically move to Vanguard Capital Opportunity Fund.

Newmont

Retirement Savings Plan for Hourly-Related Employees

Schedule of Assets (Held at End of Year)

	Shares	Current Value Year Ended December 31, 2003
Investment Funds:
AIM Constellation Fund, A Shares	180,428	$3,881,013
Templeton Developing Markets Trust - Class I Shares	14,807	221,953
*Vanguard 500 Index Fund Investor Shares	79,711	8,183,962
*Vanguard Explorer Fund	4,697	308,197
*Vanguard Extended Market Index Fund Investor Shares	16,803	447,959
*Vanguard International Growth Fund	46,179	744,872
*Vanguard LifeStrategy Conservative Growth Fund	133,335	1,938,695
*Vanguard LifeStrategy Growth Fund	93,919	1,705,577
*Vanguard LifeStrategy Income Fund	64,279	848,482
*Vanguard LifeStrategy Moderate Growth Fund	226,363	3,759,894
*Vanguard Prime Money Market Fund	7,890,193	7,890,193
*Vanguard Small-Cap Index Fund Investor Shares	5,505	124,411
*Vanguard Total Bond Market Index Fund	107,624	1,109,601
*Vanguard Total International Stock Index Fund	7,369	78,405
*Vanguard U.S. Growth Fund	17,214	260,960
*Vanguard Wellington Fund Investor Shares	13,427	386,846
*Vanguard Windsor II Fund Investor Shares	16,315	432,179

		32,323,199

Employer Stock:
*Newmont Mining Stock Fund	902,055	11,880,064

Participant Loans (a):

Interest rates ranging from 5.0% - 10.5%		3,821,961

Total		$48,025,224

*	Represents a party-in-interest
(a)	Interest rates on loans are determined by the Trustee based on commercial lending rates at the date of the loan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Newmont Retirement Savings Plan For Hourly-Rated Employees (Name of Plan)
Date June 28, 2004
/s/ Robert J. Bush
Robert J. Bush Administration Committee Member

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of PricewaterhouseCoopers LLP

99.2	Section 906 Certification